Mail Stop 4720

December 8, 2009

By U.S. Mail and Facsimile to: (905) 532-0369

Alex Haditaghi
President
MortgageBrokers.com Holdings, Inc.
260 Edgeley Boulevard, Suite 11
Concord, Ontario L4K 3Y4

> Re: MortgageBrokers.com Holdings, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2008
> Filed April 15, 2009
> File No. 333-105778

Dear Mr. Haditaghi:

We have reviewed your response filed with the Commission on November 16, 2009 and have the following comments.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis

1. Please refer to your response to comment 1 of our October 20, 2009 letter and revise all future periodic reports, including interim reports filed on Form 10-Q, to incorporate the information included in the response into your filings. Also, please tell us and revise all future periodic reports to include the following information:

- As requested in comment 1 of our October 20, 2009 letter, please disclose the standard commission rates for each geographical area in which you operate. Incorporate this information into the table of originations by geographical area.

- Please quantify the number of originations in each geographical area in which you operate for each period presented and discuss the related trends between periods.

- We note that you attribute increases in revenues to the mere fact that you have added agents, as evidenced by your disclosure in your Form 10-Q for the period ended September 30, 2009. In order to provide transparency around this apparent generic disclosure, please provide tabular information of total agents at the beginning of each period presented, total agents added in each period presented, total agents lost through attrition in each period presented and total agents at the end of each period presented.

- Please include a discussion of originations and revenues separately for agents that existed at the beginning and agents added during the period, clarifying how much each, respectively, contributed to growth within each period.

- Please balance the tabular disclosure in your response of revenue by lender category with an additional column that discloses commission expense by each lender category for each period presented, discussing the changes between periods. This appears to be material trend information.

- Please revise your disclosure of stock-based compensation to disclose the stock price used to calculate the associated expense recorded in the income statement for each period presented and to quantify the changes in the expense related to changes in stock price on prior period accruals and amounts accrued in the current period due to new originations. A tabular presentation may be useful in order to disclose this disclose this information in a transparent manor.

Form 10-Q for the period ended September 30, 2009

2. Please tell us and revise future filings to include a discussion within the liquidity section that discusses the effects of currency translation on ending cash balances.

3. Please tell us and revise all future periodic reports to disclose why management has not been able to create a policy for share based compensation in regard to the RE/MAX obligation pursuant to the May 2006 agreement, including the specific nature of the impediments to creating the policy, and how management is accounting for them while the policy is under determination.

4. Please tell us and revise future filings to identify the securities regulators who are reviewing your stock-based compensation, when the review began and what precipitated it. Provide an expanded discussion of what you mean by the disclosure that management maintains that the number of common shares ultimately issued to the employees is variable as the number of shares to be issued is determined and approved by the company's senior management and board of directors due to changes in the fair value of the company's shares. Clarify how this statement represents your policy for stock-based compensation and the amounts recorded in your financial statements.

* * * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, provide us drafts of your intended revisions to future filings and provide any requested supplemental information. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline at (202) 551-3851 or me at (202) 551-3494 if you have questions regarding comments.

Sincerely,

Kevin Vaughn
Branch Chief